SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Organizational Restructuring	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefonica, S.A. communicates the organizational restructuring of the Telefónica Group. See the attached Press Release.

Madrid, February 26, 2014

26th February 2014

Alierta sets the goals of improving revenue, saving costs, modernizing networks and systems, and reinforcing Telefónica’s leadership of the digital ecosystem

TELEFÓNICA MAPS FOUR STRATEGIC AXIS DRIVING ITS TOTAL

TRANSFORMATION INTO A LEADING DIGITAL TELCO IN TERMS OF

GROWTH AND EFFICIENCY

•	The Company is introducing a new, totally customer-centred operating model, incorporating digital offerings into all of its commercial activity

Madrid, 26th February 2014. The president of Telefónica, César Alierta, has today announced the four basic pillars of the Company’s strategy to become the leading Digital Telco and an industry benchmark for its growth and efficiency.

Alierta commented that Telefonica is at the centre of the digital revolution and has great growth potential, through the capture of new business opportunities linked to the development of this ecosystem. “We have witnessed,” he said, “a real explosion in data traffic over both fixed and mobile lines. But the deployment of LTE, the massive adoption of connectivity on all kinds of devices, the new digital services and the growing use of video, have all made the growth seen in recent years pale into insignificance when compared with the volume of mobile data traffic we are going to see over the next 5 years, which is expected to multiply by 11 with respect to 2013”.

In the opinion of Telefónica’s President, the Company’s new strategy is supported by four pillars in the short term:

•	Growing revenue, by extending the commercial offering to new services in the digital world.

•	Modernizing networks and systems, through accelerating the deployment of the most modern technologies: fibre and LTE and the deep transformation of systems.

•	Increasing efficiency through simplification and cost-cutting as well as ongoing financial discipline, prioritizing investment in growth projects that generate added value.

•	Strengthening our leadership in the digital ecosystem, by driving a new public positioning enabling the hypersector to re-establish balance in the value chain.

Para más información:

Dirección de Comunicación Corporativa

Tel: +34 91 482 38 00

email: prensatelefonica@telefonica.com

www. saladeprensa.telefonica.com

To achieve this, Telefónica has implemented a new organizational structure, that was approved at today´s Board meeting of the company, one that is completely focused on clients and incorporates this digital offering as the main focus for commercial policies. The structure gives greater visibility to local operations, bringing them closer to the corporate decision-making centre, simplifying the global structure and strengthening the transverse areas to improve flexibility and agility in decision makings.

Within this framework, Telefónica has created the role of the Chief Commercial Digital Officer, who will be responsible for fostering revenue growth. On the cost side, the Company has strengthened the role of the Chief Global Resources Officer in order to capture gross savings of up to 1.5 billion euros in the next years, plus the synergies’ plan in Germany. Both Officers will report directly to the Chief Operating Officer (COO), as will the local business CEOs for Spain, Brazil, Germany and the United Kingdom, in addition to the Latin American Unit, now without Brazil.

The new model integrates the activities carried out to date by Telefónica Digital, Telefónica Europe and Telefónica Latam into the Global Corporate Centre, thus simplifying the organization.

The success to date of the policies implemented by the regional units in Europe and Latin America, as well as by the Digital unit, has made it possible to set new growth and efficiency challenges.

Telefónica Digital: Created in September, 2011, under the presidency of Matthew Key, to capture digital opportunities, has duplicated its value since then and has achieved incremental revenues to reach a growth of nearly 20%. In this way, it has become the seed for the Telefónica of the future.

Telefónica Europe: Under the leadership of Eva Castillo, this unit has pioneered market consolidation and improved operational profitability by accelerating investments in growth opportunities such as fibre, pay TV, LTE and digital services.

Under Santiago Fernández Valbuena, Telefónica Latam has become the Group’s top revenue producer; it has grown strongly and consolidated the Company’s leadership in Brazil.

Eva Castillo, Santiago Fernández Valbuena and Matthew Key will continue to be linked to the Group. Castillo retains her seat on the Board of Directors of Telefónica S.A. and the Presidency of the Supervisory Board for Telefónica Germany. Fernández Valbuena, also on the Board of Telefónica S.A., takes over the role of Chief Strategy Officer and Matthew Key remains as the Director of the British operation in Telefónica UK plc.

(*)	New organization chart attached

Para más información:

Dirección de Comunicación Corporativa

Tel: +34 91 482 38 00

email: prensatelefonica@telefonica.com

www. saladeprensa.telefonica.com

Telefónica – Organizational Chart

Marisa Navas
Comms. & Media
María García-Legaz
Chief of Staff
Executive Chairman
César Alierta
Ramiro Sánchez de Lerín
Group General Counsel
Strategy
Santiago Fernández Valbuena
Carlos López Blanco
Public Affairs & Regulation
Finance & Corporate Development
Ángel Vilá
José María Alvarez-Pallete
COO
Control & Planification
Laura Abásolo
Eduardo Navarro
CCDO
(Chief Commercial Digital Officer)
CGRO
(Chief Global Resources Officer)
Guillermo Ansaldo
Spain
Brazil
LatAm
Germany
United Kingdom
Luis Miguel Gilpérez
Paulo César Texeira
Eduardo Caride
Interim
Ronan Dunne

Telefónica – Organizational Chart Executive Chairman Spain Brazil LatAm COO Germany Control & Planification Comms. & Media Chief of Staff United Kingdom César Alierta José María Alvarez-Pallete María García-Legaz Eduardo Navarro Ángel Vilá Luis Miguel Gilpérez Paulo César Texeira Eduardo Caride Interím Ronan Dunne Laura Abásolo Guillermo Ansaldo Ramiro Sánchez de Lerín Carlos López Blanco Marisa Navas Santiago Fernández Valbuena CCDO (Chief Commercial Digital Officer) CGRO (Chief Global Resources Officer) Finance & Corporate Development Public Affairs & Regulation Strategy Group General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 26th, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors